Exhibit 99.(17)(g)

SEMIANNUAL REPORT

September 30, 2009

MUTUAL FUNDS

Van Kampen
Global Growth Fund

Privacy Notice information on the back.

Welcome, Shareholder

In this report, you’ll learn about how your investment in Van Kampen Global Growth Fund performed during the semiannual period. The portfolio management team will provide an overview of the market conditions and discuss some of the factors that affected investment performance during the reporting period. In addition, this report includes the fund’s financial statements and a list of fund investments as of September 30, 2009.

This material must be preceded or accompanied by a fund prospectus for the fund being offered. The prospectus contains information about the fund, including the investment objectives, risks, charges and expenses. To obtain an additional prospectus, contact your financial advisor or download one at vankampen.com. Please read the prospectus carefully before investing.

Market forecasts provided in this report may not necessarily come to pass. There is no assurance that a mutual fund will achieve its investment objective. Funds are subject to market risk, which is the possibility that the market values of securities owned by the fund will decline and that the value of the fund shares may therefore be less than what you paid for them. Accordingly, you can lose money investing in this fund.

NOT FDIC INSURED	OFFER NO BANK GUARANTEE	MAY LOSE VALUE
NOT INSURED BY ANY FEDERAL GOVERNMENT AGENCY		NOT A DEPOSIT

Performance Summary as of 9/30/09 (Unaudited)

	A Shares		B Shares		C Shares		I Shares	R Shares
	since 5/30/08		since 5/30/08		since 5/30/08		since 5/30/08	since 5/30/08
		w/max		w/max		w/max
	w/o	5.75%	w/o	5.00%	w/o	1.00%	w/o	w/o
Average Annual	sales	sales	sales	sales	sales	sales	sales	sales
Total Returns	charges	charge	charges	charge	charges	charge	charges	charges

Since Inception	–11.52%	–15.36%	–11.84%	–14.49%	–11.45%	–11.45%	–11.37%	–11.84%

1-year	20.77	13.81	20.37	15.37	20.91	19.91	21.05	20.37

6-month	67.46	57.81	67.00	62.00	67.32	66.32	67.52	67.00

Gross Expense Ratios	13.43%		13.08%		12.85%		12.66%	13.15%

Performance data quoted represents past performance, which is no guarantee of future results, and current performance may be lower or higher than the figures shown. For the most recent month-end performance figures, please visit vankampen.com or speak with your financial advisor. Investment returns and principal value will fluctuate and fund shares, when redeemed, may be worth more or less than their original cost. Expenses are as of the Fund’s fiscal year end. Expense ratios are as of each fund’s fiscal year end as outlined in the fund’s current prospectus.

The returns shown in this report do not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of fund shares. Performance of share classes will vary due to differences in sales charges and expenses. As a result of recent market activity, current performance may vary from the figures shown, Average annual total return with sales charges includes payment of the maximum sales charge of 5.75 percent for Class A shares, a contingent deferred sales charge of 5.00 percent for Class B shares (in year one and declining to zero after year five), a contingent deferred sales charge of 1.00 percent for Class C shares in year one, and combined Rule 12b-1 fees and service fees of up to 0.25 percent for Class A shares and up to 1.00 percent for Class B and C shares. Class I shares are available for purchase exclusively by (i) eligible institutions (e.g., a financial institution, corporation, trust, estate, or educational, religious or charitable institution) with assets of at least $1 million, (ii) tax-exempt retirement plans with assets of at least $1 million (including 401(k) plans, 457 plans, employer-sponsored 403(b) plans, profit sharing and money purchase plans, defined benefit plans and non-qualified deferred compensation plans), (iii) fee-based investment programs with assets of at least $1 million, (iv) qualified state tuition plan (529 plan) accounts, and (v) certain Van Kampen investment companies. Class I shares are offered without any upfront or deferred sales charge on purchases or sales and without any distribution (12b-1) fee or service fee. Figures shown above assume reinvestment of all dividends and capital gains. The fund’s adviser has waived or reimbursed fees and expenses from time to time; absent such waivers/reimbursements, the fund’s returns would have been lower. Periods of less than one year are not annualized.

The Morgan Stanley Capital International All Country (MSCI AC) World Growth Index is a free float-adjusted market capitalization weighted index that is designed to measure the equity market performance of global growth stocks of developed and emerging markets. The term “free float” represents the portion of shares outstanding that are deemed to be available for purchase in the public equity markets by investors. The MSCI AC World Growth Index currently consists of 45 country indices comprising 23 developed and 22 emerging market indices. The performance of the Index is listed in U.S. dollars and assumes reinvestment of net dividends. The Index is unmanaged and its returns do not include any sales charges or fees. Such costs would lower performance. It is not possible to invest directly in an index.

Fund Report

For the six-month period ended September 30, 2009

Market Conditions

A backdrop of liquidity and low interest rates, applied by central banks and governments around the world in response to the credit crisis, propelled global markets to strong returns in the six months ended September 30, 2009. The markets and sectors with the weakest performance during the downturn were those that outperformed in the rally. Notably, the emerging markets and cyclical sectors (that is, those with greater economic sensitivity) posted the strongest gains. European markets also rose, with relatively modest gains in the second quarter of 2009 followed by stronger returns in the third quarter as investors became more optimistic about an economic recovery. Japan was among the best performing developed markets early in the rally, but in the third quarter political noise and the strengthening yen dampened its advance.

In 2009, we saw a large rebound in performance compared to last year. The market has continued to differentiate on fundamentals, and our higher quality names have benefited.

Performance Analysis

All share classes of Van Kampen Global Growth Fund outperformed the MSCI All Country World Growth Index (the “Index”) for the six months ended September 30, 2009, assuming no deduction of applicable sales charges.

Total returns for the six-month period ended September 30, 2009

					MSCI All Country
Class A	Class B	Class C	Class I	Class R	World Growth Index

67.46%	67.00%	67.32%	67.52%	67.00%	39.12%

The performance for the five share classes varies because each has different expenses. The Fund’s total return figures assume the reinvestment of all distributions, but do not reflect the deduction of any applicable sales charges. Such costs would lower performance. Past performance is no guarantee of future results. See Performance Summary for standardized performance information and index definition.

The Fund outperformed the Index during the period primarily driven by these three areas:

•        Stock selection in consumer discretionary by far had the largest positive effect on relative performance, despite the slightly negative impact of an overweight in the sector. Within the sector, a position in the consumer durables and apparel industry was the leading contributor.

•        Both stock selection and an overweight in industrials also outperformed the Index, driven by exposure to the transportation industry.

•        In the health care sector, both an underweight position and stock selection were positive contributors, largely due to the health care equipment and services industry.

Although the Fund outperformed the Index during the period, there were other areas that were detrimental to overall performance:

•        The largest detractor from relative performance was materials, where weak stock selection offset the positive influence an underweight in the sector.

•        An underweight in energy also hampered relative gains, despite the modestly positive contribution from stock selection there.

Market Outlook

In our view, the market seems to be stabilizing but there is little visibility. We remain optimistic and focused on company fundamentals rather than macro forecasting. We will continue to focus on quality, the nature and sustainability of competitive advantage, and balance sheet strength.

Thank you for your continued support.

There is no guarantee that any sectors mentioned will continue to perform as discussed herein or that securities in such sectors will be held by the Fund in the future.

Top 10 Holdings as of 9/30/09 (Unaudited)

Brookfield Incorporacoes SA	6.5%
ARUZE Corp.	6.3
China Merchants Holdings International Co., Ltd.	5.3
DSV A/S	5.0
New Oriental Education & Technology Group, Inc.—ADR	4.9
Apple, Inc.	4.0
Minth Group Ltd.	3.9
Monsanto Co.	3.9
Baidu, Inc.—ADR	3.4
Brookfield Asset Management, Inc., Class A	3.3

Summary of Investments by Country Classification as of 9/30/09 (Unaudited)

United States	26.5%
Cayman Islands	20.9
Brazil	10.4
Japan	7.3
Canada	5.8
China	5.3
Denmark	5.0
United Kingdom	4.8
India	2.5
Germany	1.9
Mexico	1.7
Switzerland	1.5
Total Long-Term Investments	93.6
Total Repurchase Agreements	9.4
Total Investments	103.0
Foreign Currency	0.0 *
Liabilities in Excess of Other Assets	(3.0)
Net Assets	100.0%

*     Amount is less than 0.1%

Subject to change daily. All percentages are as a percentage of net assets. Provided for informational purposes only and should not be deemed as a recommendation to buy or sell the securities mentioned or securities in the countries shown above. Van Kampen is a wholly owned subsidiary of a global securities firm which is engaged in a wide range of financial services including, for example, securities trading and brokerage activities, investment banking, research and analysis, financing and financial advisory services.

For More Information About Portfolio Holdings

Each Van Kampen fund provides a complete schedule of portfolio holdings in its semiannual and annual reports within 60 days of the end of the fund’s second and fourth fiscal quarters. The semiannual reports and the annual reports are filed electronically with the Securities and Exchange Commission (SEC) on Form N-CSRS and Form N-CSR, respectively. Van Kampen also delivers the semiannual and annual reports to fund shareholders, and makes these reports available on its public Web site, www.vankampen.com. In addition to the semiannual and annual reports that Van Kampen delivers to shareholders and makes available through the Van Kampen public Web site, each fund files a complete schedule of portfolio holdings with the SEC for the fund’s first and third fiscal quarters on Form N-Q. Van Kampen does not deliver the reports for the first and third fiscal quarters to shareholders, nor are the reports posted to the Van Kampen public Web site. You may, however, obtain the Form N-Q filings (as well as the Form N-CSR and N-CSRS filings) by accessing the SEC’s Web site, http://www.sec.gov. You may also review and copy them at the SEC’s Public Reference Room in Washington, DC. Information on the operation of the SEC’s Public Reference Room may be obtained by calling the SEC at (800) SEC-0330. You can also request copies of these materials, upon payment of a duplicating fee, by electronic request at the SEC’s email address (publicinfo@sec.gov) or by writing the Public Reference section of the SEC, Washington, DC 20549-1520.

You may obtain copies of a fund’s fiscal quarter filings by contacting Van Kampen Client Relations at (800) 847-2424.

Householding Notice

To reduce Fund expenses, the Fund attempts to eliminate duplicate mailings to the same address. The Fund delivers a single copy of certain shareholder documents to investors who share an address, even if the accounts are registered under different names. The Fund’s prospectuses and shareholder reports (including annual privacy notices) will be delivered to you in this manner indefinitely unless you instruct us otherwise. You can request multiple copies of these documents by either calling (800) 341-2911 or writing to Van Kampen Investor Services at P.O. Box 219286, Kansas City, MO 64121-9286. Once Investor Services has received your instructions, we will begin sending individual copies for each account within 30 days.

Proxy Voting Policy and Procedures and Proxy Voting Record

You may obtain a copy of the Fund’s Proxy Voting Policy and Procedures without charge, upon request, by calling toll free (800) 847-2424 or by visiting our Web site at www.vankampen.com. It is also available on the Securities and Exchange Commission’s Web site at http://www.sec.gov.

You may obtain information regarding how the Fund voted proxies relating to portfolio securities during the most recent twelve-month period ended June 30 without charge by visiting our Web site at www.vankampen.com. This information is also available on the Securities and Exchange Commission’s Web site at http://www.sec.gov.

Expense Example

As a shareholder of the Fund, you incur two types of costs: (1) transaction costs, including sales charges (loads) on purchase payments of Class A Shares and contingent deferred sales charges on redemptions of Class B and Class C Shares; and (2) ongoing costs, including management fees; distribution and service (12b-1) fees; and other Fund expenses. This example is intended to help you understand your ongoing costs (in dollars) of investing in the Fund and to compare these costs with the ongoing costs of investing in other mutual funds.

The example is based on an investment of $1,000 invested at the beginning of the period and held for the entire period 4/1/09 - 9/30/09.

Actual Expense

The first line of the table below provides information about actual account values and actual expenses. You may use the information in this line, together with the amount you invested, to estimate the expenses that you paid over the period. Simply divide your account value by $1,000 (for example, an $8,600 account value divided by $1,000 = 8.6), then multiply the result by the number in the first line under the heading entitled “Expenses Paid During Period” to estimate the expenses you paid on your account during this period.

Hypothetical Example for Comparison Purposes

The second line of the table below provides information about hypothetical account values and hypothetical expenses based on the Fund’s actual expense ratio and an assumed rate of return of 5% per year before expenses, which is not the Fund’s actual return. The hypothetical account values and expenses may not be used to estimate the actual ending account balance or expenses you paid for the period. You may use this information to compare the ongoing cost of investing in the Fund and other funds. To do so, compare this 5% hypothetical example with the 5% hypothetical examples that appear in the shareholder reports of the other funds.

Please note that the expenses shown in the table are meant to highlight your ongoing costs only and do not reflect any transactional costs, such as sales charges (loads) or contingent deferred sales charges. Therefore, the second line of the table is useful in comparing ongoing costs only, and will not help you determine the relative total costs of owning different funds. In addition, if these transactional costs were included, your cost would have been higher.

	Beginning	Ending	Expenses Paid
	Account Value	Account Value	During Period*
	4/1/09	9/30/09	4/1/09-9/30/09

Class A
Actual	$1,000.00	$1,674.56	$10.06
Hypothetical
(5% annual return before expenses)	1,000.00	1,017.55	7.59
Class B
Actual	1,000.00	1,669.96	14.99
Hypothetical
(5% annual return before expenses)	1,000.00	1,013.84	11.31
Class C
Actual	1,000.00	1,673.23	10.39
Hypothetical
(5% annual return before expenses)	1,000.00	1,017.30	7.84
Class I
Actual	1,000.00	1,675.20	8.38
Hypothetical
(5% annual return before expenses)	1,000.00	1,018.80	6.33
Class R
Actual	1,000.00	1,669.96	11.71
Hypothetical
(5% annual return before expenses)	1,000.00	1,016.29	8.85

*               Expenses are equal to the Fund’s annualized expense ratio of 1.50%, 2.24%, 1.55%, 1.25% and 1.75% for Class A, B, C, I and R Shares, respectively, multiplied by the average account value over the period, multiplied by 183/365 (to reflect the one-half year period). These expense ratios reflect an expense waiver. The expense ratio for Class B and Class C Shares reflect actual 12b-1 fees of less than 1%.

Assumes all dividends and distributions were reinvested.

Van Kampen Global Growth Fund

Portfolio of Investments  •  September 30, 2009 (Unaudited)

	Number of
Description	Shares	Value

Common Stocks 93.6%
Brazil 10.4%
BM&F BOVESPA SA	30,367	$223,862
Brookfield Incorporacoes SA	149,887	654,000
Companhia Brasileira de Meios de Pagamento	16,464	163,376
		1,041,238
Canada 5.8%
Brookfield Asset Management, Inc., Class A	14,666	333,065
Ultra Petroleum Corp. (a)	4,972	243,429
		576,494
Cayman Islands 20.9%
Baidu, Inc.—ADR (a)	882	344,906
Ctrip.com International Ltd.—ADR (a)	3,383	198,887
Greenlight Capital Re Ltd., Class A (a)	11,268	211,838
Mindray Medical International Ltd., Class A—ADR	8,729	284,915
Minth Group Ltd.	433,800	389,578
New Oriental Education & Technology Group, Inc. — ADR (a)	6,090	489,940
Tencent Holdings Ltd.	10,600	172,471
		2,092,535
China 5.3%
China Merchants Holdings International Co., Ltd.	159,615	529,301

Denmark 5.0%
DSV A/S (a)	28,188	502,580

Germany 1.9%
BASF SE	3,680	194,995

India 2.5%
ICICI Bank Ltd.—ADR	6,442	248,403

Japan 7.3%
ARUZE Corp.	38,400	628,414
Nintendo Co., Ltd.	400	102,490
		730,904
Mexico 1.7%
Cemex SAB de CV—ADR (a)	12,842	165,919

Switzerland 1.5%
Panalpina Welttransport Holding AG	1,848	152,648

United Kingdom 4.8%
British American Tobacco PLC—ADR	2,629	166,284
Diageo PLC—ADR	5,149	316,612
		482,896
United States 26.5%
Amazon.com, Inc. (a)	3,291	307,248
American Express Co.	3,250	110,175

See Notes to Financial Statements

	Number of
Description	Shares	Value

United States (Continued)
Apple, Inc. (a)	2,134	$395,579
Cisco Systems, Inc. (a)	4,838	113,886
Corning, Inc.	12,115	185,481
Google, Inc., Class A (a)	662	328,253
MasterCard, Inc., Class A	1,344	271,689
Monsanto Co.	5,017	388,316
Omnicom Group, Inc.	6,053	223,598
Philip Morris International, Inc.	3,686	179,656
Procter & Gamble Co.	2,589	149,955
		2,653,836
Total Long-Term Investments 93.6% (Cost $8,866,031)		9,371,749

Repurchase Agreements 9.4%
Banc of America Securities ($223,742 par collateralized by U.S. Government obligations in a pooled cash account, interest rate of 0.04%, dated 09/30/09, to be sold on 10/01/09 at $223,742)		223,742
JPMorgan Chase & Co. ($674,624 par collateralized by U.S. Government obligations in a pooled cash account, interest rate of 0.05%, dated 09/30/09, to be sold on 10/01/09 at $674,625)		674,624
State Street Bank & Trust Co. ($37,634 par collateralized by U.S. Government obligations in a pooled cash account, interest rate of 0.01%, dated 09/30/09, to be sold on 10/01/09 at $37,634)		37,634

Total Repurchase Agreements 9.4% (Cost $936,000)		936,000

Total Investments 103.0% (Cost $9,802,031)		10,307,749

Foreign Currency 0.0% (Cost $8)		8

Liabilities in Excess of Other Assets (3.0%)		(296,479)

Net Assets 100.0%		$10,011,278

See Notes to Financial Statements

Percentages are calculated as a percentage of net assets.

(a) Non-income producing security.

ADR—American Depositary Receipt

Fair Value Measurements

Various inputs are used in determining the value of the Fund’s investments. These inputs are summarized in the three broad levels listed below. (See Note 1(B) in the Notes to Financial Statements for further information regarding fair value measurements.)

The following is a summary of the inputs used as of September 30, 2009 in valuing the Fund’s investments carried at value.

		Level 2
		Other	Level 3
	Level 1	Significant	Significant		Percent
	Quoted	Observable	Unobservable		of Net
Investment	Prices	Inputs	Inputs	Total	Assets*

Investments in an Asset Position
Common Stocks
Advertising	$223,598	$—	$—	$223,598	2.2%
Air Freight & Logistics	152,648	—	—	152,648	1.5
Auto Parts & Equipment	389,578	—	—	389,578	3.9
Communications Equipment	299,367	—	—	299,367	3.0
Computer Hardware	395,580	—	—	395,580	4.0
Construction Materials	165,919	—	—	165,919	1.7
Consumer Finance	110,175	—	—	110,175	1.1
Data Processing & Outsourced Services	435,066	—	—	435,066	4.3
Distillers & Vintners	316,612	—	—	316,612	3.2
Diversified Banks	248,403	—	—	248,403	2.5
Diversified Chemicals	194,995	—	—	194,995	1.9
Education Services	489,940	—	—	489,940	4.9
Fertilizers & Agricultural Chemicals	388,316	—	—	388,316	3.9
Health Care Equipment	284,915	—	—	284,915	2.8
Home Entertainment Software	102,490	—	—	102,490	1.0
Hotels, Resorts & Cruise Lines	198,887	—	—	198,887	2.0
Household Products	149,955	—	—	149,955	1.5
Internet Retail	307,248	—	—	307,248	3.1
Internet Software & Services	845,630	—	—	845,630	8.4
Leisure Products	628,414	—	—	628,414	6.3
Marine Ports & Services	529,300	—	—	529,300	5.3
Oil & Gas Exploration & Production	243,429	—	—	243,429	2.4
Other Diversified Financial Services	223,861	—	—	223,861	2.2
Real Estate Management & Development	987,065	—	—	987,065	9.9
Reinsurance	211,838	—	—	211,838	2.1
Tobacco	345,940	—	—	345,940	3.5
Trucking	502,580	—	—	502,580	5.0
Repurchase Agreements	—	936,000	—	936,000	9.4
Total Investments in an Asset Position	$9,371,749	$936,000	$—	$10,307,749	103%

See Notes to Financial Statements

Van Kampen Global Growth Fund

Financial Statements

Statement of Assets and Liabilities

September 30, 2009 (Unaudited)

Assets:
Total Investments (Cost $9,802,031)	$10,307,749
Foreign Currency (Cost $8)	8
Cash	777
Receivables:
Fund Shares Sold	136,361
Investments Sold	51,277
Dividends	20,327
Expense Reimbursement from Adviser	10,410
Other	15,036
Total Assets	10,541,945

Liabilities:
Payables:
Investments Purchased	410,934
Fund Shares Repurchased	37,678
Distributor and Affiliates	7,839
Trustees’ Deferred Compensation and Retirement Plans	15,557
Accrued Expenses	58,659
Total Liabilities	530,667
Net Assets	$10,011,278

Net Assets Consist of:
Capital (Par value of $0.01 per share with an unlimited number of shares authorized)	$9,931,561
Net Unrealized Appreciation	505,409
Accumulated Undistributed Net Investment Income	36,970
Accumulated Net Realized Loss	(462,662)
Net Assets	$10,011,278

Maximum Offering Price Per Share:
Class A Shares:
Net asset value and redemption price per share (Based on net assets of $4,055,749 and 477,973 shares of beneficial interest issued and outstanding)	$8.49
Maximum sales charge (5.75%* of offering price)	0.52
Maximum offering price to public	$9.01

Class B Shares:
Net asset value and offering price per share (Based on net assets of $683,580 and 80,856 shares of beneficial interest issued and outstanding)	$8.45

Class C Shares:
Net asset value and offering price per share (Based on net assets of $377,422 and 44,423 shares of beneficial interest issued and outstanding)	$8.50

Class I Shares:
Net asset value and offering price per share (Based on net assets of $4,788,893 and 562,784 shares of beneficial interest issued and outstanding)	$8.51

Class R Shares:
Net asset value and offering price per share (Based on net assets of $105,634 and 12,498 shares of beneficial interest issued and outstanding)	$8.45

*	On sales of $50,000 or more, the sales charge will be reduced.

See Notes to Financial Statements

Statement of Operations

For the Six Months Ended September 30, 2009 (Unaudited)

Investment Income:
Dividends (Net of foreign withholding taxes of $1,737)	$52,690
Interest	368
Total Income	53,058

Expenses:
Registration Fees	65,484
Offering Costs	31,725
Professional Fees	28,067
Investment Advisory Fee	26,438
Accounting and Administrative Expenses	22,228
Reports to Shareholders	13,414
Transfer Agent Fees	7,474
Trustees’ Fees and Related Expenses	7,100
Custody	5,103
Distribution (12b-1) and Service Fees
Class A	2,340
Class B	1,613
Class C	332
Class R	185
Other	10,815
Total Expenses	222,318
Expense Reduction	181,128
Net Expenses	41,190
Net Investment Income	$11,868

Realized and Unrealized Gain/Loss:
Realized Gain/Loss:
Investments	$(34,104)
Foreign Currency Transactions	15
Net Realized Loss	(34,089)

Unrealized Appreciation/Depreciation:
Beginning of the Period	(2,193,696)
End of the Period:
Investments	505,718
Foreign Currency Translation	(309)
505,409
Net Unrealized Appreciation During the Period	2,699,105
Net Realized and Unrealized Gain	$2,665,016
Net Increase in Net Assets From Operations	$2,676,884

See Notes to Financial Statements

Statements of Changes in Net Assets  (Unaudited)

		For the Period
		May 30, 2008
	For The	(Commencement of
	Six Months Ended	Operations) to
	September 30, 2009	March 31, 2009
From Investment Activities:
Net Investment Income/Loss	$11,868	$(11,043)
Net Realized Loss	(34,089)	(434,938)
Net Unrealized Appreciation/Depreciation During the Period	2,699,105	(2,193,696)

Net Change in Net Assets from Investment Activities	2,676,884	(2,639,677)

From Capital Transactions:
Proceeds from Shares Sold	4,836,058	5,824,108
Cost of Shares Repurchased	(460,241)	(225,854)

Net Change in Net Assets from Capital Transactions	4,375,817	5,598,254
Total Increase in Net Assets	7,052,701	2,958,577

Net Assets:
Beginning of the Period	2,958,577	-0-
End of the Period (Including accumulated undistributed net investment income of $36,970 and $25,102, respectively)	$10,011,278	$2,958,577

See Notes to Financial Statements

Van Kampen Global Growth Fund

Financial Highlights  (Unaudited)

The following schedule presents financial highlights for one share of the Fund outstanding throughout the periods indicated.

	Six Months		May 30, 2008
	Ended		(Commencement of
	September 30,		Operations) to
Class A Shares	2009		March 31, 2009
Net Asset Value, Beginning of the Period	$5.07		$10.00
Net Investment Income/Loss (a)	0.01		(0.03)
Net Realized and Unrealized Gain/Loss	3.41		(4.90)
Total from Investment Operations	3.42		(4.93)
Net Asset Value, End of the Period	$8.49		$5.07

Total Return* (b)	67.46	%**	-49.30%**
Net Assets at End of the Period (In millions)	$4.1		$0.4
Ratio of Expenses to Average Net Assets*	1.50%		1.50%
Ratio of Net Investment Income/Loss to Average Net Assets*	0.18%		(0.57)%
Portfolio Turnover	5	%**	32%**

*  If certain expenses had not been voluntarily assumed by Van Kampen, total return would have been lower and the ratios would have been as follows:

Ratio of Expenses to Average Net Assets	6.42%	13.43%
Ratio of Net Investment Loss to Average Net Assets	(4.74)%	(12.50)%

**	Non-Annualized

(a)	Based on average shares outstanding.

(b)

Assumes reinvestment of all distributions for the period and does not include payment of the maximum sales charge of 5.75% or contingent deferred sales charge (CDSC). On purchases of $1 million or more, a CDSC of 1% may be imposed on certain redemptions made within eighteen months of purchase. If the sales charges were included, total returns would be lower. These returns include combined Rule 12b-1 fees and service fees of up to 0.25% and do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares.

See Notes to Financial Statements

The following schedule presents financial highlights for one share of the Fund outstanding throughout the periods indicated.

	Six Months		May 30, 2008
	Ended		(Commencement of
	September 30,		Operations) to
Class B Shares	2009		March 31, 2009

Net Asset Value, Beginning of the Period	$5.06		$10.00
Net Investment Loss (a)	(0.02)		(0.03)
Net Realized and Unrealized Gain/Loss	3.41		(4.91)
Total from Investment Operations	3.39		(4.94)
Net Asset Value, End of the Period	$8.45		$5.06

Total Return* (b)	67.00	%(c)**	-49.40	%(c)**
Net Assets at End of the Period (In millions)	$0.7		$0.1
Ratio of Expenses to Average Net Assets*	2.24	%(c)	1.56	%(c)
Ratio of Net Investment Loss to Average Net Assets*	(0.65	)%(c)	(0.63	)%(c)
Portfolio Turnover	5	%**	32	%**

* If certain expenses had not been voluntarily assumed by Van Kampen, total return would have been lower and the ratios would have been as follows:

Ratio of Expenses to Average Net Assets	7.10	%(c)	13.08	%(c)
Ratio of Net Investment Loss to Average Net Assets	(5.51	)%(c)	(12.15	)%(c)

**	Non-Annualized

(a)	Based on average shares outstanding.

(b)

Assumes reinvestment of all distributions for the period and does not include payment of the maximum CDSC of 5%, charged on certain redemptions made within one year of purchase and declining to 0% after the fifth year. If the sales charge was included, total returns would be lower. These returns include combined Rule 12b-1 fees and service fees of up to 1% and do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares.

(c)	The Total Return, Ratio of Expenses to Average Net Assets and Ratio of Net Investment Loss to Average Net Assets reflect actual 12b-1 fees of less than 1% (See footnote 5).

See Notes to Financial Statements

The following schedule presents financial highlights for one share of the Fund outstanding throughout the periods indicated.

	Six Months		May 30, 2008
	Ended		(Commencement of
	September 30,		Operations) to
Class C Shares	2009		March 31, 2009

Net Asset Value, Beginning of the Period	$5.08		$10.00
Net Investment Income/Loss (a)	0.01		(0.02)
Net Realized and Unrealized Gain/Loss	3.41		(4.90)
Total from Investment Operations	3.42		(4.92)
Net Asset Value, End of the Period	$8.50		$5.08

Total Return* (b)	67.32	%(c)**	-49.20	%(c)**
Net Assets at End of the Period (In millions)	$0.4		$0.1
Ratio of Expenses to Average Net Assets*	1.55	%(c)	1.31	%(c)
Ratio of Net Investment Income/Loss to Average Net Assets*	0.19	%(c)	(0.39	)%(c)
Portfolio Turnover	5	%**	32	%**

* If certain expenses had not been voluntarily assumed by Van Kampen, total return would have been lower and the ratios would have been as follows:

Ratio of Expenses to Average Net Assets	7.39	%(c)	12.85	%(c)
Ratio of Net Investment Loss to Average Net Assets	(5.65	)%(c)	(11.93	)%(c)

**	Non-Annualized

(a)	Based on average shares outstanding.

(b)

Assumes reinvestment of all distributions for the period and does not include payment of the maximum CDSC of 1%, charged on certain redemptions made within one year of purchase. If the sales charge was included, total returns would be lower. These returns include combined Rule 12b-1 fees and service fees of up to 1% and do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares.

(c)	The Total Return, Ratio of Expenses to Average Net Assets and Ratio of Net Investment Income/Loss to Average Net Assets reflect actual 12b-1 fees of less than 1% (See footnote 5).

See Notes to Financial Statements

The following schedule presents financial highlights for one share of the Fund outstanding throughout the periods indicated.

	Six Months	May 30, 2008
	Ended	(Commencement of
	September 30,	Operations) to
Class I Shares	2009	March 31, 2009

Net Asset Value, Beginning of the Period	$5.08	$10.00
Net Investment Income/Loss (a)	0.02	(0.02)
Net Realized and Unrealized Gain/Loss	3.41	(4.90)
Total from Investment Operations	3.43	(4.92)
Net Asset Value, End of the Period	$8.51	$5.08

Total Return* (b)	67.52%**	-49.20%**
Net Assets at End of the Period (In millions)	$4.8	$2.3
Ratio of Expenses to Average Net Assets*	1.25%	1.25%
Ratio of Net Investment Income/Loss to Average Net Assets*	0.65%	(0.34)%
Portfolio Turnover	5%**	32%**

* If certain expenses had not been voluntarily assumed by Van Kampen, total return would have been lower and the ratios would have been as follows:

Ratio of Expenses to Average Net Assets	8.23%	12.66%
Ratio of Net Investment Loss to Average Net Assets	(6.33)%	(11.75)%

**	Non-Annualized

(a)	Based on average shares outstanding.

(b)	Assumes reinvestment of all distributions for the period. These returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares.

See Notes to Financial Statements

The following schedule presents financial highlights for one share of the Fund outstanding throughout the periods indicated.

	Six Months	May 30, 2008
	Ended	(Commencement of
	September 30,	Operations) to
Class R Shares	2009	March 31, 2009

Net Asset Value, Beginning of the Period	$5.06	$10.00
Net Investment Income/Loss (a)	0.00 (b)	(0.05)
Net Realized and Unrealized Gain/Loss	3.39	(4.89)
Total from Investment Operations	3.39	(4.94)
Net Asset Value, End of the Period	$8.45	$5.06

Total Return* (c)	67.00%**	-49.40%**
Net Assets at End of the Period (In millions)	$0.1	$0.1
Ratio of Expenses to Average Net Assets*	1.75%	1.75%
Ratio of Net Investment Income/Loss to Average Net Assets*	0.14%	(0.84)%
Portfolio Turnover	5%**	32%**

* If certain expenses had not been voluntarily assumed by Van Kampen, total return would have been lower and the ratios would have been as follows:

Ratio of Expenses to Average Net Assets	8.69%	13.15%
Ratio of Net Investment Loss to Average Net Assets	(6.80)%	(12.24)%

**	Non-Annualized

(a)	Based on average shares outstanding.

(b)	Amount is less than $.01.

(c)

Assumes reinvestment of all distributions for the period. These returns include combined Rule 12b-1 fees and service fees of up to 0.50% and do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares.

See Notes to Financial Statements

Van Kampen Global Growth Fund

Notes to Financial Statements  •  September 30, 2009 (Unaudited)

1. Significant Accounting Policies

Van Kampen Global Growth Fund (the “Fund”) is organized as a series of the Van Kampen Equity Trust, a Delaware statutory trust, and is registered as a diversified, open-end investment management company under the Investment Company Act of 1940, as amended (the “1940 Act”). The Fund’s primary investment objective is to seek long-term capital appreciation by investing primarily in growth-oriented equity securities on a global basis. The Fund commenced investment operations on May 30, 2008. The Fund offers Class A Shares, Class B Shares, Class C Shares, Class I Shares, and Class R Shares. Each class of shares differs by its initial sales load, contingent deferred sales charges, the allocation of class-specific expenses and voting rights on matters affecting a single class.

The following is a summary of significant accounting policies consistently followed by the Fund in the preparation of its financial statements. The preparation of financial statements in conformity with U.S. generally accepted accounting principles (GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

In June 2009, the Financial Accounting Standards Board (FASB) established the FASB Accounting Standards CodificationTM (ASC) as the single source of authoritative accounting principles recognized by the FASB in the preparation of financial statements in conformity with GAAP. The ASC supersedes existing non-grandfathered, non-SEC accounting and reporting standards. The ASC did not change GAAP but rather organized it into a hierarchy where all guidance within the ASC carries an equal level of authority. The ASC became effective for financial statements issued for interim and annual periods ending after September 15, 2009. The Fund appropriately updated relevant GAAP references to reflect the new ASC.

A. Security Valuation Investments in securities listed on a securities exchange are valued at their last sale price as of the close of such securities exchange. Equity securities traded on NASDAQ are valued at the NASDAQ Official Closing Price. Securities listed on a foreign exchange are valued at their closing price. Listed and unlisted securities for which the last sale price is available are valued at the mean of the last reported bid and asked prices. For those securities where quotations or prices are not readily available, valuations are determined in accordance with procedures established in good faith by the Board of Trustees. Factors considered in making this determination may include, but are not limited to, information obtained by contacting the issuer, analysts, or the appropriate stock exchange (for exchange-traded securities), analysis of the issuer’s financial statements or other available documents and, if necessary, available information concerning other securities in similar circumstances. Most foreign markets close before the New York Stock Exchange (NYSE). Occasionally, developments that could affect the closing prices of securities and other assets may occur between the times at which valuations of such securities are determined (that is, close of the foreign market on which the securities trade) and the close of business on the NYSE. If these developments are expected to materially affect the value of the securities, the valuations may be adjusted to reflect the estimated fair value as of the close of the NYSE, as determined in good faith under procedures established by the Board of Trustees. Short-term securities with remaining maturities of 60 days or less are valued at amortized cost, which approximates fair value.

Van Kampen Global Growth Fund
Notes to Financial Statements  •  September 30, 2009 (Unaudited)  continued

B. Fair Value Measurements FASB ASC 820, Fair Value Measurements and Disclosures (ASC 820) (formerly known as FAS 157), defines fair value as the price that the Fund would receive to sell an investment or pay to transfer a liability in an orderly transaction with an independent buyer in the principal market, or in the absence of a principal market the most advantageous market for the investment or liability. ASC 820 establishes a three-tier hierarchy to distinguish between (1) inputs that reflect the assumptions market participants would use in pricing an asset or liability developed based on market data obtained from sources independent of the reporting entity (observable inputs) and (2) inputs that reflect the reporting entity’s own assumptions about the assumptions market participants would use in pricing an asset or liability developed based on the best information available in the circumstances (unobservable inputs) and to establish classification of fair value measurements for disclosure purposes. Various inputs are used in determining the value of the Fund’s investments. The inputs are summarized in the three broad levels listed below.

Level 1—quoted prices in active markets for identical investments

Level 2—other significant observable inputs (including quoted prices for similar investments, interest rates, prepayment speeds, credit risk, etc.)

Level 3—significant unobservable inputs (including the Fund’s own assumptions in determining the fair value of investments)

The inputs or methodology used for valuing securities are not necessarily an indication of the risk associated with investing in those securities.

C. Security Transactions Security transactions are recorded on a trade date basis. Realized gains and losses are determined on an identified cost basis.

The Fund may invest in repurchase agreements, which are short-term investments whereby the Fund acquires ownership of a debt security and the seller agrees to repurchase the security at a future time and specified price. The Fund may invest independently in repurchase agreements, or transfer uninvested cash balances into a pooled cash account along with other investment companies advised by Van Kampen Asset Management (the “Adviser”) or its affiliates, the daily aggregate of which is invested in repurchase agreements. Repurchase agreements are fully collateralized by the underlying debt security. The Fund will make payment for such securities only upon physical delivery or evidence of book entry transfer to the account of the custodian bank. The seller is required to maintain the value of the underlying security at not less than the repurchase proceeds due the Fund.

D. Income and Expenses Interest income is recorded on an accrual basis and dividend income is recorded net of applicable withholding taxes on the ex-dividend date. Other income is accrued as earned. Income, expenses, and realized and unrealized gains or losses are allocated on a pro rata basis to each class of shares, except for distribution and service fees and incremental transfer agency costs which are unique to each class of shares.

E. Federal Income Taxes It is the Fund’s policy to comply with the requirements of Subchapter M of the Internal Revenue Code applicable to regulated investment companies to distribute substantially all of its taxable income to its shareholders. Therefore, no provision for federal income taxes is required. Management has concluded there are no significant uncertain tax positions that would require recognition in the financial statements. The Fund may be

Van Kampen Global Growth Fund
Notes to Financial Statements  •  September 30, 2009 (Unaudited)  continued

subject to taxes imposed by countries in which it invests. Such taxes are generally based on income earned or gains realized or repatriated. Taxes are accrued and applied to net investment income, net realized capital gains and net unrealized appreciation, as applicable, as the income is earned or capital gains are recorded. If applicable, the Fund recognizes interest accrued related to unrecognized tax benefits in “Interest Expense” and penalties in “Other” expenses on the Statement of Operations. The Fund files tax returns with the U.S. Internal Revenue Service and various states. The tax year ended March 31, 2009, remains subject to examination by taxing authorities.

The Fund intends to utilize provisions of the federal income tax laws which allow it to carry a realized capital loss forward eight years following the year of the loss and offset such losses against any future realized capital gains. At March 31, 2009, the Fund had an accumulated capital loss carry forward for tax purposes of $213,139, which will expire on March 31, 2017.

At September 30, 2009, the cost and related gross unrealized appreciation and depreciation were as follows:

Cost of investments for tax purposes	$9,816,164
Gross tax unrealized appreciation	1,505,203
Gross tax unrealized depreciation	(1,013,618)
Net tax unrealized appreciation on investments	$491,585

F. Distribution of Income and Gains The Fund declares and pays dividends at least annually from net investment income and net realized gains, if any. Distributions from net realized gains for book purposes may include short-term capital gains, which are included in ordinary income for tax purposes. Distributions from the Fund are recorded on the ex-distribution date. There were no taxable distributions paid during the period ended March 31, 2009.

As of March 31, 2009, the components of distributable earnings on a tax basis were as follows:

Undistributed ordinary income	$36,249

Net realized gains or losses may differ for financial reporting and tax purposes primarily as a result of the deferral of losses relating to wash sale transactions.

G. Foreign Currency Translation Assets and liabilities denominated in foreign currencies are translated into U.S. dollars at the mean of the last quoted bid and asked prices of such currencies against the U.S. dollar. Purchases and sales of portfolio securities are translated at the rate of exchange prevailing when such securities were acquired or sold. Income and expenses are translated at rates prevailing when accrued. Realized and unrealized gains and losses on securities resulting from changes in exchange rates are not segregated for financial reporting purposes from amounts arising from changes in the market prices of securities. Realized gains and losses on foreign currency transactions on the Statement of Operations include the net realized amount from the sale of the foreign currency and the amount realized between trade date and settlement date on security transactions.

Van Kampen Global Growth Fund
Notes to Financial Statements  •  September 30, 2009 (Unaudited)  continued

H. Offering Costs Offering costs are amortized, on a straight-line basis, over a twelve month period.

I. Reporting Subsequent Events Management has evaluated the impact of any subsequent events through November 20, 2009, the date the financial statements were effectively issued. Management has determined that, other than the event described in Note 7, there are no material events or transactions that would affect the Fund’s financial statements or require disclosure in the Fund’s financial statements through this date.

2. Investment Advisory Agreement and Other Transactions with Affiliates

Under the terms of the Fund’s Investment Advisory Agreement, the Adviser will provide investment advice and facilities to the Fund for an annual fee payable monthly as follows:

Average Daily Net Assets	% Per Annum

First $750 million	0.90%
Next $750 million	0.85%
Over $1.5 billion	0.80%

The Fund’s Adviser is currently waiving or reimbursing all or a portion of the Fund’s advisory fees or other expenses. This resulted in net expense ratios of 1.50%, 2.24%, 1.55%, 1.25%, and 1.75% for Classes A, B, C, I, and R Shares, respectively. The fee waivers or expense reimbursements are voluntary and can be discontinued at any time. For the six months ended September 30, 2009, the Adviser waived or reimbursed approximately $181,100 of advisory fees or other expenses.

For the six months ended September 30, 2009, the Fund recognized expenses of approximately $100 representing legal services provided by Skadden, Arps, Slate, Meagher & Flom LLP, of which a trustee of the Fund is a partner of such firm and he and his law firm provide legal services as legal counsel to the Fund.

Under separate Legal Services, Accounting Services and Chief Compliance Officer (CCO) Employment agreements, the Adviser provides accounting and legal services and the CCO provides compliance services to the Fund. The costs of these services are allocated to each fund. For the six months ended September 30, 2009, the Fund recognized expenses of approximately $20,200 representing Van Kampen Investments Inc.’s or its affiliates’ (collectively “Van Kampen”) cost of providing accounting and legal services to the Fund, as well as the salary, benefits and related costs of the CCO and related support staff paid by Van Kampen. Services provided pursuant to the Legal Services agreement are reported as part of “Professional Fees” on the Statement of Operations. Services provided pursuant to the Accounting Services and CCO Employment agreement are reported as part of “Accounting and Administrative Expenses” on the Statement of Operations.

Van Kampen Investor Services Inc. (VKIS), an affiliate of the Adviser, serves as the shareholder servicing agent for the Fund. For the six months ended September 30, 2009, the Fund recognized expenses of approximately $7,400 representing transfer agency fees paid to VKIS and its affiliates. Transfer agency fees are determined through negotiations with the Fund’s Board of Trustees.

Certain officers and trustees of the Fund are also officers and trustees of Van Kampen. The Fund does not compensate its officers or trustees who are also officers of Van Kampen.

Van Kampen Global Growth Fund
Notes to Financial Statements  •  September 30, 2009 (Unaudited)  continued

The Fund provides deferred compensation and retirement plans for its trustees who are not officers of Van Kampen. Under the deferred compensation plan, trustees may elect to defer all or a portion of their compensation. Amounts deferred are retained by the Fund and, to the extent permitted by the 1940 Act, may be invested in the common shares of those funds selected by the trustees. Investments in such funds of approximately $8,200 are included in “Other” assets on the Statement of Assets and Liabilities at September 30, 2009. Appreciation/depreciation and distributions received from these investments are recorded with an offsetting increase/decrease in the deferred compensation obligation and do not affect the net asset value of the Fund. Benefits under the retirement plan are payable upon retirement for a ten-year period and are based upon each trustee’s years of service to the Fund. The maximum annual benefit per trustee under the plan is $2,500.

For the six months ended September 30, 2009, the Fund paid brokerage commissions to Morgan Stanley & Co., an affiliate of the Adviser, totaling $171.

For the six months ended September 30, 2009, Van Kampen, as Distributor for the Fund, received commissions on sales of the Fund’s Class A Shares of approximately $3,400 and contingent deferred sales charge (CDSC) on redeemed shares of approximately $800. Sales charges do not represent expenses of the Fund.

At September 30, 2009, Morgan Stanley Investment Management, Inc., an affiliate of the Adviser, owned 10,000 shares of Class B, 10,000 shares of Class C, 460,000 shares of Class I, and 10,000 shares of Class R.

3. Capital Transactions

For the six months ended September 30, 2009 and the period ended March 31, 2009, transactions were as follows:

	For The		For The
	Six Months Ended		Period Ended
	September 30, 2009		March 31, 2009
	Shares	Value	Shares	Value

Sales:
Class A	438,588	$3,193,943	128,527	$877,729
Class B	77,244	566,468	16,770	135,324
Class C	34,833	238,740	12,128	111,055
Class I	102,784	817,297	460,000	4,600,000
Class R	2,498	19,610	10,000	100,000
Total Sales	655,947	$4,836,058	627,425	$5,824,108

Repurchases:
Class A	(45,249)	$(340,706)	(43,893)	$(223,041)
Class B	(12,680)	(98,689)	(478)	(2,813)
Class C	(2,538)	(20,846)	-0-	-0-
Class I	-0-	-0-	-0-	-0-
Class R	-0-	-0-	-0-	-0-
Total Repurchases	(60,467)	$(460,241)	(44,371)	$(225,854)

Van Kampen Global Growth Fund
Notes to Financial Statements  •  September 30, 2009 (Unaudited)  continued

4. Investment Transactions

During the period, the cost of purchases and proceeds from sales of investments, excluding short-term investments, were $4,194,668 and $279,171, respectively.

5. Distribution and Service Plans

Shares of the Fund are distributed by Van Kampen Funds Inc. (the “Distributor”), an affiliate of the Adviser. The Fund has adopted a distribution plan pursuant to Rule 12b-1 under the 1940 Act, and a service plan (collectively, the “Plans”) for Class A Shares, Class B Shares, Class C Shares and Class R Shares to compensate the Distributor for the sale, distribution, shareholder servicing and maintenance of shareholder accounts for these shares. Under the Plans, the Fund will incur annual fees of up to 0.25% of Class A average daily net assets, up to 1.00% each of Class B and Class C average daily net assets, and up to 0.50% of Class R average daily net assets. These fees are accrued daily and paid to the Distributor monthly.

The amount of distribution expenses incurred by the Distributor and not yet reimbursed (“unreimbursed receivable”) was approximately $6,500 and $-0- for Class B and Class C Shares, respectively. These amounts may be recovered from future payments under the distribution plan or CDSC. To the extent the unreimbursed receivable has been fully recovered, the distribution fee is reduced.

6. Indemnifications

The Fund enters into contracts that contain a variety of indemnifications. The Fund’s maximum exposure under these arrangements is unknown. However, the Fund has not had prior claims or losses pursuant to these contracts and expects the risk of loss to be remote.

7. Subsequent Event

On October 19, 2009, Morgan Stanley & Co., Inc., the parent company of Van Kampen Investments, Inc., announced that it has reached a definitive agreement to sell its retail asset management business to Invesco Ltd. The transaction includes a sale of the part of the asset management business that advises funds, including the Van Kampen family of funds. The transaction is subject to certain approvals and other conditions, and is currently expected to close in mid-2010.

Van Kampen Global Growth Fund

Board of Trustees, Officers and Important Addresses

Board of Trustees
David C. Arch
Jerry D. Choate
Rod Dammeyer
Linda Hutton Heagy
R. Craig Kennedy
Howard J Kerr
Jack E. Nelson
Hugo F. Sonnenschein
Wayne W. Whalen* – Chairman
Suzanne H. Woolsey

Officers
Edward C. Wood III
President and Principal Executive Officer
Kevin Klingert
Vice President
Stefanie V. Chang Yu
Vice President and Secretary
John L. Sullivan
Chief Compliance Officer
Stuart N. Schuldt
Chief Financial Officer and Treasurer

Investment Adviser
Van Kampen Asset Management
522 Fifth Avenue
New York, New York 10036

Distributor
Van Kampen Funds Inc.
522 Fifth Avenue
New York, New York 10036

Shareholder Servicing Agent
Van Kampen Investor Services Inc.
P.O. Box 219286
Kansas City, Missouri 64121-9286

Custodian
State Street Bank
and Trust Company
One Lincoln Street
Boston, Massachusetts 02111

Legal Counsel
Skadden, Arps, Slate, Meagher & Flom LLP
155 North Wacker Drive
Chicago, Illinois 60606

Independent Registered Public Accounting Firm
Ernst & Young LLP
233 South Wacker Drive
Chicago, Illinois 60606

*                      “Interested persons” of the Fund, as defined in the Investment Company Act of 1940, as amended.

Van Kampen Global Growth Fund

An Important Notice Concerning Our U.S. Privacy Policy

We are required by federal law to provide you with a copy of our privacy policy (“Policy”) annually.

This Policy applies to current and former individual clients of Van Kampen Funds Inc., and Van Kampen Investor Services Inc., as well as current and former individual investors in Van Kampen mutual funds and related companies.

This Policy is not applicable to partnerships, corporations, trusts or other non-individual clients or account holders, nor is this Policy applicable to individuals who are either beneficiaries of a trust for which we serve as trustee or participants in an employee benefit plan administered or advised by us. This Policy is, however, applicable to individuals who select us to be a custodian of securities or assets in individual retirement accounts, 401(k) accounts, 529 Educational Savings Accounts, accounts subject to the Uniform Gifts to Minors Act, or similar accounts. We may amend this Policy at any time, and will inform you of any changes to this Policy as required by law.

We Respect Your Privacy

We appreciate that you have provided us with your personal financial information and understand your concerns about safeguarding such information. We strive to maintain the privacy of such information while we help you achieve your financial objectives. This Policy describes what nonpublic personal information we collect about you, how we collect it, when we may share it with others, and how others may use it. It discusses the steps you may take to limit our sharing of information about you with affiliated Van Kampen companies (“affiliated companies”). It also discloses how you may limit our affiliates’ use of shared information for marketing purposes. Throughout this Policy, we refer to the nonpublic information that personally identifies you or your accounts as “personal information.”

1. What Personal Information Do We Collect About You?

To better serve you and manage our business, it is important that we collect and maintain accurate information about you. We obtain this information from applications and other forms you submit to us, from your dealings with us, from consumer reporting agencies, from our websites and from third parties and other sources. For example:

•                       We collect information such as your name, address, e-mail address, telephone/fax numbers, assets, income and investment objectives through application forms you submit to us.

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•                       We may obtain information about account balances, your use of account(s) and the types of products and services you prefer to receive from us through your dealings and transactions with us and other sources.

•                       We may obtain information about your creditworthiness and credit history from consumer reporting agencies.

•                       We may collect background information from and through third-party vendors to verify representations you have made and to comply with various regulatory requirements.

•                       If you interact with us through our public and private Web sites, we may collect information that you provide directly through online communications (such as an e-mail address). We may also collect information about your Internet service provider, your domain name, your computer’s operating system and Web browser, your use of our Web sites and your product and service preferences, through the use of “cookies.” “Cookies” recognize your computer each time you return to one of our sites, and help to improve our sites’ content and personalize your experience on our sites by, for example, suggesting offerings that may interest you. Please consult the Terms of Use of these sites for more details on our use of cookies.

2. When Do We Disclose Personal Information We Collect About You?

To provide you with the products and services you request, to better serve you, to manage our business and as otherwise required or permitted by law, we may disclose personal information we collect about you to other affiliated companies and to nonaffiliated third parties.

a. Information We Disclose to Our Affiliated Companies. In order to manage your account(s) effectively, including servicing and processing your transactions, to let you know about products and services offered by us and affiliated companies, to manage our business, and as otherwise required or permitted by law, we may disclose personal information about you to other affiliated companies. Offers for products and services from affiliated companies are developed under conditions designed to safeguard your personal information.

b. Information We Disclose to Third Parties. We do not disclose personal information that we collect about you to nonaffiliated third parties except to enable them to provide marketing services on our behalf, to perform joint marketing agreements with other financial institutions, and as otherwise required or permitted by law. For example, some instances where we may disclose information about you to third

(continued on next page)

parties include: for servicing and processing transactions, to offer our own products and services, to protect against fraud, for institutional risk control, to respond to judicial process or to perform services on our behalf. When we share personal information with a nonaffiliated third party, they are required to limit their use of personal information about you to the particular purpose for which it was shared and they are not allowed to share personal information about you with others except to fulfill that limited purpose or as may be required by law.

3. How Do We Protect The Security and Confidentiality Of Personal Information We Collect About You?

We maintain physical, electronic and procedural security measures to help safeguard the personal information we collect about you. We have internal policies governing the proper handling of client information. Third parties that provide support or marketing services on our behalf may also receive personal information about you, and we require them to adhere to confidentiality standards with respect to such information.

4. How Can You Limit Our Sharing Of Certain Personal Information About You With Our Affiliated Companies For Eligibility Determination?

We respect your privacy and offer you choices as to whether we share with our affiliated companies personal information that was collected to determine your eligibility for products and services such as credit reports and other information that you have provided to us or that we may obtain from third parties (“eligibility information”). Please note that, even if you direct us not to share certain eligibility information with our affiliated companies, we may still share your personal information, including eligibility information, with those companies under circumstances that are permitted under applicable law, such as to process transactions or to service your account. We may also share certain other types of personal information with affiliated companies—such as your name, address, telephone number, e-mail address and account number(s), and information about your transactions and experiences with us.

5. How Can You Limit the Use of Certain Personal Information About You by our Affiliated Companies for Marketing?

You may limit our affiliated companies from using certain personal information about you that we may share with them for marketing their products or services to you. This information includes our transactions and other experiences with you such as your

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assets and account history. Please note that, even if you choose to limit our affiliated companies from using certain personal information about you that we may share with them for marketing their products and services to you, we may still share such personal information about you with them, including our transactions and experiences with you, for other purposes as permitted under applicable law.

6. How Can You Send Us an Opt-Out Instruction?

If you wish to limit our sharing of certain personal information about you with our affiliated companies for “eligibility purposes” and for our affiliated companies’ use in marketing products and services to you as described in this notice, you may do so by:

•                       Calling us at (800) 847-2424
Monday-Friday between 8 a.m. and 8 p.m. (EST)

•                       Writing to us at the following address:
Van Kampen Privacy Department
Harborside Financial Center, Plaza Two, 3rd Floor
Jersey City, NJ 07311

If you choose to write to us, your written request should include: your name, address, telephone number and account number(s) to which the opt-out applies and should not be sent with any other correspondence. In order to process your request, we require that the request be provided by you directly and not through a third party. Once you have informed us about your privacy preferences, your opt-out preference will remain in effect with respect to this Policy (as it may be amended) until you notify us otherwise. If you are a joint account owner, we will accept instructions from any one of you and apply those instructions to the entire account. Please allow approximately 30 days from our receipt of your opt-out for your instructions to become effective.

Please understand that if you opt-out, you and any joint account holders may not receive certain Van Kampen or our affiliated companies’ products and services that could help you manage your financial resources and achieve your investment objectives.

If you have more than one account with us or our affiliates, you may receive multiple privacy policies from us, and would need to follow the directions stated in each particular policy for each account you have with us.

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SPECIAL NOTICE TO RESIDENTS OF VERMONT

This section supplements our Policy with respect to our individual clients who have a Vermont address and supersedes anything to the contrary in the above Policy with respect to those clients only.

The State of Vermont requires financial institutions to obtain your consent prior to sharing personal information that they collect about you with affiliated companies and nonaffiliated third parties other than in certain limited circumstances. Except as permitted by law, we will not share personal information we collect about you with nonaffiliated third parties or other affiliated companies unless you provide us with your written consent to share such information (“opt-in”).

If you wish to receive offers for investment products and services offered by or through other affiliated companies, please notify us in writing at the following address:

Van Kampen Privacy Department
Harborside Financial Center, Plaza Two, 3rd Floor
Jersey City, NJ 07311

Your authorization should include: your name, address, telephone number and account number(s) to which the opt-in applies and should not be sent with any other correspondence. In order to process your authorization, we require that the authorization be provided by you directly and not through a third-party.

Van Kampen Funds Inc.

522 Fifth Avenue

New York, New York 10036

www.vankampen.com

Copyright ©2009 Van Kampen Funds Inc.

All rights reserved. Member FINRA/SIPC

55, 155, 255, 660, 517

GGSAN 11/09

IU09-04959P-Y09/09